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Rediff.Com India Limited

1st floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai -- 400 016. Tel: (022) 444 9144, Fax: (022) 445 5346.
Web site:www.rediff.com



FOR IMMEDIATE RELEASE

      REDIFF.COM COMPLETES ACQUISITION OF VALUE COMMUNICATIONS CORPORATION

     NEW ENTITY TO LEVERAGE STRENGTHS AND OFFER EXPANDED SERVICES TO INDIAN
                             AMERICANS IN THE U.S.


MUMBAI, INDIA, APRIL 2, 2001 -- Rediff.com India Limited, (Nasdaq: REDF), one of India's leading portals focusing on India and the global Indian community, announced the completion of its acquisition of a privately held, Illinois-based online communications company, Value Communications Corporation. Value Communications Corporation markets international communications services to Indians in the US primarily through its web site www.valucorp.com

Pursuant to the terms of the agreement, Rediff.com India Limited paid an aggregate of US$ 3,000,000 in up front consideration as part of a two-year "earn-out" deal to the shareholders of Value Communications Corporation and Value Communications Corporation became a wholly-owned subsidiary of Rediff.com India Limited. The "Earn-out" under the terms of agreement, refers to additional payments over a two-year period linked to the company's profit before tax (PBT). The transaction is being accounted for under the purchase method.

"We believe this acquisition complements our strategy to aggressively penetrate the US market. Value Communications' market presence, among 45,000 Indians in the US, will add another growth engine to our business and supports our overall strategy of becoming the portal of choice for Indians in India and worldwide", said Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Limited.

Arvind J. Singh, CEO, Value Communications Corporation said "We recognize the increasing need for Indians living in or visiting the United States to have the ability to communicate overseas in a cost-efficient manner. The combination of Value Communications' strategic alliances, eCommerce platform and large customer base, nearly 70% of whom buy online, with Rediff.com's existing leadership position, will only further strengthen Rediff.com's capability to provide value-added services to its users".


                                ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals, focusing on India and the global Indian community. Currently, Rediff.com's web site (www.rediff.com) consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online

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shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users.


                     ABOUT VALUE COMMUNICATIONS CORPORATION

Founded in 1996, Value Communications Corporation (www.valucorp.com) is a profitable online communications company that focuses on Internet-based marketing of international telecom services to Indians in the United States. The company recorded revenues of over $13 million in the year 2000. Value Communications Corporation is led by Arvind J. Singh, CEO, a graduate of The Anderson School of Management at UCLA and a former executive with Kraft Foods, Inc., and Sandeep Shrivastava, President and COO, a graduate of the Wharton School and a former executive with Ameritech Corporation and General Mills, Inc.

SAFE HARBOR STATEMENT OF REDIFF.COM INDIA LIMITED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release may contain forward-looking statements based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for Rediff.com in connection with the acquisition of Value Communications Corporation include, but are not limited to, the risks inherent in acquisitions of portal businesses. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Rediff.com may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Investor Relations India Contact:            Investor Relations USA Contact:
Debasis Ghosh                                Sandra Moreno
Rediff.com India Limited                     Thomson Financial/Carson
debasisg@rediff.co.in                        Sandra.moreno@tfn.com
+91-22-444-9144                              +1-212-701-1867


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